SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: November 2005

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                      No      X

Attached:

-	Adecco Q3 2005 Results

Press Release

Adecco reports 16% Net Income Growth in Q3

Q3 2005 HIGHLIGHTS (Q3 05 vs. Q3 04)

•	Revenues of EUR 4.8 billion, up 7% (5% organically1)

•	6% growth in General Staffing and 12% growth in Professional Staffing

•	Permanent placement revenues up by 21%

•	Gross margin improvement of 20 bps to 16.8%

•	Operating income of EUR 185 million, up 6%

•	Net income of EUR 119 million, up 16%; EPS of EUR 0.64 (2004: EUR 0.55)

Subsequent Events:

•	Sale of non core minority holding will result in an exceptional gain of EUR 30 million in Q4

•	Completion of the acquisition of StaffWise Legal in the US

Chéserex, Switzerland – November 16, 2005: The Adecco Group, the worldwide leader in Human Resource services, today announces results for the third quarter 2005.

Jérôme Caille, Adecco Group Chief Executive Officer, said: “I’m pleased with this quarter’s net income growth of 16%, which reflects our operating profit growth, combined with lower tax and interest expenses.”

“Our sales growth in the period is satisfactory overall, with double digit growth in Adecco Japan, UK, Germany, Nordics, Switzerland as well as in our professional staffing services, especially in finance in the US, and IT in the UK. Our objective remains to grow at or above market in each territory.”

“We improved gross margins by focusing on profitability in the US and further expanding into higher margin permanent recruitment, professional staffing and human capital consulting.”

“With our customers asking for more specialized candidates, the recent acquisition of StaffWise Legal is in line with our strategy to grow professional services. We are confident that our investments in new offices and permanent placement consultants will deliver further returns.”

1	Organic revenue growth is in constant currency excluding acquisitions Humangroup and Altedia

Press Release

Q3 2005 FINANCIAL PERFORMANCE

Sales

Group sales for the third quarter of 2005 were EUR 4.8 billion, a 7% increase (5% organic) compared to the third quarter of 2004. The permanent placement business grew 21% in revenues in the quarter, with a particularly strong contribution from Adecco Staffing, which recorded a 27% increase.

Gross Margin

As a result of the growing contribution from the permanent placement business, gross margin improved by 20 bps to 16.8% compared to the same quarter last year. The recently acquired Altedia contributed another 20 bps enhancement, which compensated for the difficult trading conditions in the outplacement market.

Operating Costs

Operating costs as a percentage of sales rose to 12.9% (2004: 12.7%). Organically, the office network has grown by 5% (+300 offices) and FTEs by 10% (+3,000 FTEs) compared to the same period last year. The two acquisitions in 2005 added a further 170 offices and 1,300 FTEs. The increase in headcount supports the investment in new offices and permanent placement, as well as growth within the existing network.

Operating Income

Operating income for the third quarter of 2005 was EUR 185 million, an increase of 6% compared to the third quarter of 2004. Operating income margin remained stable at 3.9%. Neither this nor last year’s third quarter was impacted by any material one-time items.

Interest and Other expenses

Interest and other expenses were EUR 11 million in the third quarter, EUR 3 million less than in the same quarter last year due to a continued reduction in the group’s gross debt position. Additionally, Adecco is benefiting from a short term investment gain of EUR 2 million as well as from better terms of the group’s revolving credit facility. For the full year the group now expects EUR 55 million interest and other expenses excluding the one time divestment gain anticipated for the fourth quarter.

Provision for Income Taxes

The effective tax rate for the third quarter was 32% compared with 36% last year. In the year to September the tax rate moved from 36% in 2004 to 31% in 2005. For the full year, Adecco continues to anticipate an effective tax rate of 31%. The principal elements supporting this improvement are: the absence of expenses associated with the 2003 financial reporting delay, which received a lower tax benefit; and successful tax audit closures achieved earlier in the year.

Net Income and EPS

Net income was up 16% to EUR 119 million (2004: EUR 102 million) in the third quarter 2005. Basic EPS was EUR 0.64 for 2005 (EUR 0.55 for 2004).

Balance Sheet, Cash-flow, and Net Debt2

The group generated EUR 158 million of operating cash flow in the first nine months of the year, compared with EUR 163 million in the same period last year. The additional week at year end of fiscal year 2004 had a negative impact on operating cash flow in the first nine months of 2005. Despite the lower gross debt, net debt increased by EUR 270 million to EUR 569 million at the end of the third quarter. This increase was mainly due to the following: the purchase of Altedia (EUR 91 million net of cash acquired) and of Humangroup (EUR 57 million net of cash acquired) combined with dividend payments (EUR 121 million) and the purchase of Adecco shares (EUR 59 million). DSOs remained stable at 60 days in the first 9 months of the year compared to the same period last year.

Currency Impact

Currency fluctuations had a minimal impact on this quarter’s revenues, costs, and earnings.

2	Net debt is a non-US GAAP measure and comprises short-term and long-term debt as well as off balance sheet debt less cash and cash equivalents and short-term investments. The off balance sheet debt relates to the sale of receivables from Humangroup (EUR 1 million).

Press Release

Litigation and Regulatory matters

Members of the Adecco Group are defendants in various lawsuits relating to compliance with local employment laws in various jurisdictions, including litigation in the US. After the pending consolidated class action complaint filed against the company and certain of its directors and officers in the United States District Court for the Southern District of California was dismissed without prejudice, the plaintiffs filed an amended complaint. The company continues to believe that there is no merit to the allegations and will continue to defend itself vigorously. The previously announced US state unemployment tax reviews and French antitrust investigation are also ongoing. As previously stated, there can be no assurance that the resolution of these matters will not, individually or in the aggregate, have a material adverse effect on Adecco’s consolidated financial position, results of operations, or cash flows.

DIVISONAL PERFORMANCE

General Staffing

During the quarter, the division contributed EUR 4.2 billion or 88% of group revenues and 87% of total operating income generated by operating units. Overall, Adecco Staffing grew sales by 6% in constant currency. The division’s operating income rose 2% at constant currency, which represents an operating margin of 4.5%.

Q3 2005 sales and sales growth at constant currency rates (‘CR’) for key Adecco Staffing business units, which account for over 90% of the division’s revenues, were as follows:

	Sales
	(EUR million)	(% variance at CR)
Adecco France	1,609	0%
Adecco North America	707	-4%
Adecco Japan	332	13%
Adecco Italy	246	5%
Adecco Iberia[3]	261	44%
Adecco Benelux	216	9%
Adecco UK	210	12%
Adecco Nordics	138	34%
Adecco Switzerland	103	12%
Adecco Germany	97	10%

In Europe in the quarter, revenues increased 7% while operating income showed a decline of 7%.

In France, stable revenues in the quarter reflected lower demand in the automotive sector, which was compensated by accelerating growth in speciality markets such as construction and logistics. Operating profits decreased 18% reflecting price pressure and increased costs due to investments in speciality branches, permanent placement and higher labour costs. This trend is beginning to be offset by initial contributions from the new permanent placement business. Excluding France, Adecco’s European revenues were up double digit and operating profits growth was positive.

In Adecco North American the group continued its focus on profitable accounts, which lowered revenues by 4% in constant currency, but brought in return a strong operating margin improvement of 150 bps, a year-on-year 75% operating profit growth in constant currencies.

3	Includes revenues of Humangroup; organic revenue growth of 7%

Press Release

Professional Staffing

Ajilon increased sales at constant currency for the quarter by 12% to EUR 0.5 billion with a 10% increase in operating income, which represents an operating margin of 5.0%. Ajilon represents 11% of group revenues and 12% of total operating income generated by operating units.

Q3 2005 sales and sales growth in constant currency rates (‘CR’) for key professional staffing business units were as follows:

	Sales
	(EUR million)	(% variance at CR)
Ajilon North America	196	11%
Ajilon UK	196	12%

Demand for finance, office and legal expertise in the quarter remained strong, especially in the US. In the UK better performance in the IT segment compensated for lower growth in office staff. The continued investments in the professional staffing network should allow the company to maintain growth.

After the close of the quarter, Adecco acquired Staffwise Legal in the US. This staffing and recruiting firm offers single placements and full project staffing for the legal profession such as temporary and full time attorneys and paralegals. The addition of Staffwise Legal will double Ajilon’s legal staffing business.

Career Services

LHH, which represents 1% of group sales and 1% of total operating income generated by operating units, increased revenues by 37% in constant currency including Altedia. Organically, the division experienced a further revenue decline of 16% in constant currency in the quarter reflecting general business conditions in the outplacement market. At the same time the Leadership and Human Capital Consulting and Career Management services grew in double digits. Operating margins at 5.2% suffered year-on-year due to continuing lower consultant utilization.

MANAGEMENT OUTLOOK

Current trading conditions combined with the key indicators for the global staffing services market continue to point to a favourable growth for the industry. The group remains committed to its objective of growth, at or above market rates. With the investments in the business worldwide over the last 12 months, management is confident that it can further improve margins over the medium term.

The divestment of a minority holding in ‘Professional Service Industries’, an inspection services company, will create an exceptional net financial gain of approximately EUR 30 million net of taxes in the fourth quarter of 2005.

Financial Agenda 2006

FY 2005 results	March 8, 2006
Q1 2006 results	May 10, 2006
Annual General Meeting	May 23, 2006
Q2 2006 results	August 16, 2006

Press Release

Forward-looking statements

Information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based on information available to Adecco S.A. (the “company”) as of the date of this release, and we assume no duty to update any such forward-looking statements. Factors that could affect the company’s forward-looking statements include, among other things: global GDP trends and the demand for temporary work; changes in regulation of temporary work; intense competition in the markets in which the company competes; changes in the company’s ability to attract and retain qualified temporary personnel; the resolution of US state unemployment tax reviews; the resolution of a French anti-trust investigation; the resolution of the US class action litigation; and any adverse developments in existing commercial relationships, disputes or legal proceedings.

The forward-looking statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Please refer to the company’s most recent Annual Report on Form 20-F and other reports filed with or submitted to the United States Securities and Exchange Commission from time to time, for a further discussion of the factors and risks associated with our business.

About Adecco

Adecco S.A. is a Fortune Global 500 company and the global leader in HR services. The Adecco Group network connects over 700,000 associates with business clients each day through its network of over 33,000 employees and 6,600 offices in 75 countries and territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises three Divisions: Adecco Staffing, Ajilon Professional and LHH Career Services. In Adecco Staffing, the Adecco network focuses on flexible staffing solutions for global industries, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialised branded businesses; and LHH Career Services encompasses our portfolio of outplacement and coaching consultancy businesses.

Adecco S.A. is registered in Switzerland (ISIN: CH0012138605) and listed on the Swiss Stock Exchange with trading on Virt-x (SWX/VIRT-X:ADEN), the New York Stock Exchange (NYSE:ADO) and Euronext Paris - Premier Marché (EURONEXT: ADE).

Contacts:

Adecco Corporate Investor Relations

Investor.relations@adecco.com or +41 (0) 44 878 8925

Adecco Corporate Press Office

Press.office@adecco.com or +41 (0) 44 878 8832

There will be an audio webcast of the analyst presentation at 12 am CET, details of which can be found at our Investor Relations section at http://webcast.adecco.com.

Press Release

Annexes

Consolidated Statements of Operations

EUR millions	Three months ended				Nine months ended
	October 2, 2005	September 26, 2004	Variance %		October 2, 2005	September 26, 2004	Variance %
			EUR	Constant			EUR	Constant
Revenues	4,784	4,468	7%	7%	13,410	12,548	7%	8%
Direct costs of services	(3,981)	(3,725)			(11,170)	(10,459)

Gross margin	803	743	8%	8%	2,240	2,089	7%	8%
	16.8%	16.6%			16.7%	16.6%

Selling, general & administrative expenses	(617)	(569)			(1,788)	(1,741)
Amortisation of intangibles	(1)	—			(2)	(1)

Operating income	185	174	6%	6%	450	347	30%	31%
%	3.9%	3.9%			3.4%	2.8%

Interest and other expenses	(11)	(14)			(42)	(39)
Income applicable to minority interests	—	—			(1)	—
Provision for income taxes	(55)	(58)			(125)	(111)

Income from continuing operations	119	102	16%		282	197	43%
	2.5%	2.3%			2.1%	1.6%

Income from discontinued operations	—	—			—	30

Net income	119	102	16%		282	227	24%

	2.5%	2.3%			2.1%	1.8%

Basic earnings per share:
Continuing operations	0.64	0.55			1.51	1.05
Discontinued operations	—	—			—	0.16

Basic earnings per share	0.64	0.55			1.51	1.21

Diluted earnings per share:
Continuing operations	0.61	0.52			1.46	1.02
Discontinued operations	—	—			—	0.15

Diluted earnings per share	0.61	0.52			1.46	1.17

Basic weighted-average shares	185,881,875	187,009,172			186,789,355	186,996,646
Diluted weighted-average shares	195,812,463	201,469,544			195,816,524	201,690,611

Press Release

Annexes

Revenues and Operating Income by Division & Geographical Segment

Q3 2005 EUR millions	Revenues				Operating Income[1]
	2005	2004	Variance %		2005	2004	Variance %
			EUR	Constant			EUR	Constant
Adecco Staffing

Europe	2,937	2,745	7	7	144	156	-7	-7
North America	707	732	-3	-4	23	13	77	75
Asia Pacific	448	404	11	10	20	16	26	26
Rest of World	132	98	34	26	2	1	23	39

Total	4,224	3,979	6	6	189	186	2	2

Ajilon Professional

Europe	247	222	11	13	12	10	15	18
North America	196	174	13	11	11	10	7	6
Asia Pacific	68	58	17	13	3	3	2	0
Rest of World

Total	511	454	12	12	26	23	10	10

LHH Career Services

Europe	23	5	322	324	0	-2	n.m.	n.m.
North America	26	30	-14	-15	2	6	-67	-67
Asia Pacific
Rest of World

Total	49	35	38	37	2	4	-42	-42

Total Operating Units	4,784	4,468	7	7	217	213	2	2

Adecco Group Summary

By Division

Adecco Staffing	4,224	3,979	6	6	189	186	2	2
Ajilon Professional	511	454	12	12	26	23	10	10
LHH Career Services	49	35	38	37	2	4	-42	-42

By Region

Europe	3,207	2,972	8	8	156	164	-5	-5
North America	929	936	-1	-2	36	29	25	24
Asia Pacific	516	462	12	10	23	19	22	22
Rest of World	132	98	34	26	2	1	23	39

Corporate Expenses					-31	-39
Amortisation of Intangibles					-1	0

Adecco Group	4,784	4,468	7	7	185	174	6	6

1)	Contribution (Operating income before amortisation) on the division level

Press Release

Annexes

Revenues and Operating Income by Division & Geographical Segment

Sep YTD 2005 EUR millions	Revenues				Operating Income[1]
	2005	2004	Variance %		2005	2004	Variance %
			EUR	Constant			EUR	Constant
Adecco Staffing

Europe	8,154	7,544	8	8	351	361	-3	-3
North America	1,980	2,115	-6	-4	41	26	57	59
Asia Pacific	1,314	1,170	12	14	54	40	33	35
Rest of World	351	288	22	21	8	7	10	19

Total	11,799	11,117	6	7	454	434	4	5

Ajilon Professional

Europe	714	640	11	13	30	25	17	19
North America	572	509	13	15	36	27	35	38
Asia Pacific	189	165	15	14	8	8	-1	-1
Rest of World

Total	1,475	1,314	12	14	74	60	23	25

LHH Career Services

Europe	52	19	171	172	3	-1	n.m.	n.m.
North America	84	98	-14	-11	10	22	-55	-53
Asia Pacific
Rest of World

Total	136	117	16	20	13	21	-36	-33

Total Operating Units	13,410	12,548	7	8	541	515	5	6

Adecco Group Summary

By Division

Adecco Staffing	11,799	11,117	6	7	454	434	4	5
Ajilon Professional	1,475	1,314	12	14	74	60	23	25
LHH Career Services	136	117	16	20	13	21	-36	-33

By Region

Europe	8,920	8,203	9	9	384	385	0	0
North America	2,636	2,722	-3	0	87	75	17	20
Asia Pacific	1,503	1,335	13	14	62	48	28	29
Rest of World	351	288	22	21	8	7	10	19

Corporate Expenses					-89	-167
Amortisation of Intangibles					-2	-1

Adecco Group	13,410	12,548	7	8	450	347	30	31

1) Contribution (Operating income before amortisation) on the division level

Press Release

Annexes

Consolidated Balance Sheets

EUR millions	October 2, 2005	January 2, 2005
Assets
Current Assets
Cash and cash equivalents	656	879
Short-term investments	69	324
Trade accounts receivable, net	3,700	3,149
Other current assets	274	260

Total current assets	4,699	4,612

Property, equipment and leasehold improvements, net	247	261
Other assets	331	364
Intangibles, net	41	8
Goodwill	1,416	1,196

Total assets	6,734	6,441

Liabilities
Current liabilities
Accounts payable and accrued expenses	3,348	3,025
Short-term debt and current maturities of long-term debt	573	230

Total current liabilities	3,921	3,255

Long-term debt, less current maturities	720	1,272
Other liabilities	154	139

Total liabilities	4,795	4,666

Minority interests	11	2

Shareholders’ equity
Common shares	117	116
Additional paid-in capital	2,038	2,026
Treasury stock, at cost	(59)	(1)
Accumulated deficit	(196)	(356)
Accumulated other comprehensive income / (loss), net	28	(12)

Total shareholders’ equity	1,928	1,773

Total liabilities and shareholders’ equity	6,734	6,441

Press Release

Annexes

Consolidated Statements of Cash Flows

	Nine months ended
EUR millions	October 2, 2005	September 26, 2004
Cash flows from operating activities of continuing operations
Net income	282	227
Adjustments to reconcile net income to cash flows from operating activities of continuing operations:
(Income) / loss from discontinued operations	—	(30)
Depreciation and amortisation	80	91
Other charges	43	51
Changes in operating assets and liabilities, net of acquisitions:
Trade accounts receivable	(394)	(420)
Accounts payable and accrued expenses	138	211
Other assets and liabilities	9	33

Cash flows from operating activities of continuing operations	158	163

Cash flows from investing activities of continuing operations
Capital expenditures, net of proceeds	(47)	(45)
Acquisition of 85% in Altedia, net of cash acquired	(91)	—
Acquisition of Humangroup, net of cash acquired	(57)	—
Purchase of short-term investments	(162)	(93)
Proceeds from sale of short-term investments	423	169
Cash settlements on derivative instruments	(9)	—
Other investing activities, net	(7)	(3)

Cash flows from investing activities of continuing operations	50	28

Cash flows from financing activities of continuing operations
Net increase in short-term debt	(1)	(7)
Repayment of long-term debt	(247)	(36)
Dividends paid to shareholders	(121)	(86)
Purchase of treasury shares	(59)	—
Cash settlements on derivative instruments	(21)	9
Other financing activities, net	4	11

Cash flows used in financing activities of continuing operations	(445)	(109)

Net proceeds from the sale of discontinued operations	—	64

Effect of exchange rate changes on cash	14	—

Net increase / (decrease) in cash and cash equivalents	(223)	146

Cash and cash equivalents:
Beginning of period	879	565

End of period	656	711

Supplemental disclosure of non-cash investing activities:

Stock received in the sale of jobpilot	—	24

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 16 November 2005	By:	/s/ Jim Fredholm
Jim Fredholm
Chief Financial Officer

Dated: 16 November 2005	By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary